

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Norman Worthington
Principal Executive Officer
Sangoma Technologies Corp
100 Renfrew Drive, Suite 100
Markham, Ontario, L3R 9R6

       Re: Sangoma Technologies Corp
            Registration Statement on Form S-3
            Filed March 29, 2023
            File No. 333-270918

Dear Norman Worthington:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Jared Kaplan